UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 23, 2019

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: May 23, 2019	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY LNG PARTNERS REPORTS
FIRST QUARTER 2019 RESULTS
Highlights

•	GAAP net income attributable to the partners and preferred unitholders of $21.6 million and GAAP net income per common unit of $0.19.

•	Adjusted net income attributable to the partners and preferred unitholders(1) of $33.4 million and adjusted net income per common unit of $0.34 (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $158.2 million.

•
Increased quarterly cash distributions on common units by 36 percent commencing with the distributions paid in May 2019, from $0.14 per common unit to $0.19 per common unit, as part of a balanced capital allocation strategy.

•
Secured one to three-year charters on three LNG carriers at attractive rates; the Partnership’s LNG fleet is now 100, 97 and 92 percent fixed for the remainder of 2019, for 2020 and 2021, respectively.

•	2019 results expected to be within previous earnings and Adjusted EBITDA(1) guidance ranges.
Hamilton, Bermuda, May 23, 2019 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2019.
Consolidated Financial Summary

	Three Months Ended
	March 31, 2019	December 31, 2018	March 31, 2018
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	149,744	149,805	115,306
Income from vessel operations	69,361	65,164	25,142
Equity income	5,578	949	26,724
Net income (loss) attributable to the partners and preferred unitholders	21,617	6,579	(6,894)
Limited partners’ interest in net income (loss) per common unit	0.19	0.00	(0.16)
NON-GAAP FINANCIAL COMPARISON
Adjusted net income attributable to the partners and preferred unitholders(1)	33,365	32,636	22,058
Limited partners’ interest in adjusted net income per common unit	0.34	0.32	0.19
Total Adjusted EBITDA(1)	158,214	150,099	117,595
Distributable cash flow (DCF)(1)	54,214	51,211	35,341
In the first quarter of 2019, the Partnership made certain changes to its non-GAAP financial measures to more closely align with internal management reporting and annual reporting filed with the U.S. Securities and Exchange Commission (SEC) under Form 20-F. Cash Flow from Vessel Operations (CFVO) from Consolidated Vessels and Total CFVO are replaced with Consolidated Adjusted EBITDA and Total Adjusted EBITDA, respectively, and CFVO from Equity-Accounted Vessels is replaced with Adjusted EBITDA from Equity-Accounted Vessels. Please refer to "Definitions and Non-GAAP Financial Measures" in this release for definitions of these non-GAAP financial measures and information about the changes made.

(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

First Quarter of 2019 Compared to First Quarter of 2018

GAAP net income (loss) and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended March 31, 2019, compared to the same quarter in the prior year, were positively impacted by: earnings from the 10 liquefied natural gas (LNG) carrier newbuildings delivered into the Partnership’s consolidated fleet and equity-accounted joint ventures between February 2018 and January 2019; higher earnings from the Torben Spirit due to a higher charter rate on a new three-year charter contract which commenced in December 2018; higher earnings from the Magellan Spirit, which is currently chartered-in from the Partnership’s 52 percent-owned joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture) and has been employed and chartered-out since October 2018 to March 2019; and higher earnings from the Partnership's seven multi-gas carriers. These increases in earnings were partially offset by lower earnings from the Partnership's conventional tanker fleet for the three months ended March 31, 2019 due to the sales of four conventional tankers between February 2018 and January 2019.

In addition, GAAP net income (loss) attributable to the partners and preferred unitholders was positively impacted in the three months ended March 31, 2019, compared to the same quarter of the prior year, by various items, including a decrease in write-down of vessels, partially offset by increases in unrealized losses on non-designated derivative instruments.

CEO Commentary

“During the first quarter, the Partnership continued to report significant cash flow growth mainly driven by recent newbuild deliveries and the contract start-up of various LNG carriers at higher rates,” commented Mark Kremin, Teekay Gas Group Ltd.’s President and Chief Executive Officer. “Looking ahead, we expect contract start-up of four additional LNG carrier newbuildings and the Bahrain LNG terminal in the second half of 2019, which we anticipate will continue to drive further growth in total adjusted EBITDA throughout the rest of 2019 and into 2020.”

Mr. Kremin added, “Despite the near-term weakness in the spot LNG carrier market since the start of the year, we have recently been able to take advantage of the improving medium-term fundamentals by securing multiple attractive charters on our LNG carriers for periods ranging from one to three years. This has allowed us to lock-in charters at attractive rates and maximize utilization, thereby further enhancing our earnings stability and improving our cash flows.”

Mr. Kremin continued, “We remain committed to our balanced capital allocation plan, which returns additional capital to unitholders, including the recent 36 percent cash distribution increase, while also creating equity value through continued delevering of our balance sheet. The new charters that we recently secured are expected to enable Teekay LNG to delever faster and with better visibility, which provides us with greater flexibility to allocate excess capital in the future.”

Summary of Recent Events

Re-chartering Activities

In April 2019, the Partnership secured a three-year, fixed-rate charter contract for the Magellan Spirit LNG carrier, which is expected to commence at the end of May 2019, and concurrently extended the charter-in contract of the Magellan Spirit from the Teekay LNG-Marubeni Joint Venture to cover the same three-year period.

In May 2019, the Partnership extended its fixed-rate charter contract of the Polar Spirit LNG carrier for three additional years at a charter rate in excess of the previous fixed rate. The charter extension commenced on May 7, 2019.

In addition, in May 2019, the Partnership secured one-year, fixed-rate charter contracts on the Arwa Spirit and Marib Spirit LNG carriers, which are expected to commence mid-June and early-July 2019, respectively, both of which are owned by the Teekay LNG-Marubeni Joint Venture.

Commercial Management Agreement for Multi-Gas Vessels

In February 2019, the Partnership entered into a commercial management agreement with Lauritzen Kosan A/S (Manager), a third-party commercial manager, pursuant to which the Manager will commercially manage the Partnership's seven multi-gas vessels. In May 2019, the Partnership completed the transition of the commercial management of all seven multi-gas vessels to the Manager.

Operating Results

The following table highlights certain financial information for Teekay LNG’s three segments: the Liquefied Natural Gas Segment, the Liquefied Petroleum Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	March 31, 2019				March 31, 2018
(in thousands of U.S. Dollars)	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	137,822	9,160	2,762	149,744	101,426	3,623	10,257	115,306
Income (loss) from vessel operations	72,789	(2,346)	(1,082)	69,361	50,209	(5,664)	(19,403)	25,142
Equity income (loss)	7,493	(1,915)	—	5,578	27,404	(680)	—	26,724
NON-GAAP FINANCIAL COMPARISON
Consolidated Adjusted EBITDA(i)	107,693	(425)	(563)	106,705	77,420	(3,922)	1,506	75,004
Adjusted EBITDA from equity-accounted vessels(i)	43,986	7,523	—	51,509	36,351	6,240	—	42,591
Total Adjusted EBITDA(i)	151,679	7,098	(563)	158,214	113,771	2,318	1,506	117,595

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and Consolidated Adjusted EBITDA for the liquefied natural gas segment for the three months ended March 31, 2019, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of six wholly-owned LNG carrier newbuildings (the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit) between February 2018 and January 2019; higher earnings from the Torben Spirit due to an increased charter rate from a new three-year charter contract which commenced in December 2018; and earnings from the Magellan Spirit which has been employed on a charter-out basis since October 2018 to March 2019. These increases were partially offset by an increase in off-hire days in the first quarter of 2019 for certain of the Partnership’s LNG carriers due to repairs and a scheduled dry docking.

Equity income and Adjusted EBITDA from equity-accounted vessels for the liquefied natural gas segment for the three months ended March 31, 2019, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of three LNG carrier newbuildings between January 2018 and January 2019 in the Partnership's joint venture with China LNG Shipping (Holdings) Limited, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd. (the Pan Union Joint Venture), with the Partnership’s ownership interest in these vessels ranging from 20 to 30 percent; and the delivery of the second ARC7 LNG carrier newbuilding in September 2018 in the Partnership’s 50 percent-owned Yamal LNG Joint Venture. These increases were partially offset by the sale of the S/S Excelsior in the Partnership’s 50 percent-owned joint venture with Exmar NV (the Excelsior Joint Venture) in January 2018. In addition,

GAAP equity income was negatively impacted by unrealized losses of $3.9 million on non-designated derivative instruments in the Partnership’s equity-accounted investments in the first quarter of 2019 compared to gains on designated and non-designated derivative instruments of $10.5 million in the first quarter of 2018, and due to a gain of $5.6 million recognized on the sale of the Partnership's 50 percent investment in the Excelsior Joint Venture during the first quarter of 2018.

Liquefied Petroleum Gas Segment

Loss from vessel operations and Consolidated Adjusted EBITDA for the liquefied petroleum gas segment for the three months ended March 31, 2019, compared to the same quarter of the prior year, were positively impacted by higher earnings from the Partnership's seven multi-gas carriers which earned higher spot revenues during the first quarter of 2019. In addition, GAAP equity loss for the liquefied petroleum gas segment for the three months ended March 31, 2019 was negatively impacted by unrealized losses of $0.5 million compared to unrealized gains of $1.0 million during the same quarter of the prior year on non-designated derivative instruments in the Partnership's equity-accounted investment.

Conventional Tanker Segment

Loss from vessel operations and Consolidated Adjusted EBITDA for the conventional tanker segment for the three months ended March 31, 2019, compared to the same quarter of the prior year, were negatively impacted by the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit between February 2018 and January 2019. In addition, loss from vessel operations was positively impacted compared to the same quarter of the prior year due to write-downs of $18.7 million for the Alexander Spirit, European Spirit and African Spirit conventional tankers to their estimated fair values recorded during the first quarter of 2018.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of May 1, 2019. The Partnership also owns a 30 percent interest in a regasification terminal in Bahrain which is under construction and is expected to commence operations in the third quarter of 2019.

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	45(ii)	4(iii)	49
LPG/Multi-gas Carrier Fleet	29(iv)	—	29
Conventional Tanker Fleet	1	—	1
Total	75	4	79

(i)	Includes vessels accounted for as vessels related to finance leases under which the Partnership is the lessee.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interest in these newbuildings is 50 percent.

(iv)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

Liquidity
As of March 31, 2019, the Partnership had total liquidity of $322.1 million (comprised of $122.6 million in cash and cash equivalents and $199.5 million in undrawn credit facilities).

Conference Call
The Partnership plans to host a conference call on Thursday, May 23, 2019 at 11:00 a.m. (ET) to discuss the results for the first quarter of 2019. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (800) 667-5617 or (647) 490-5367, if outside North America, and quoting conference ID code 7672177.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2019 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 49 LNG carriers (including four newbuildings) and 22 mid-size LPG carriers, seven multi-gas carriers and one conventional tanker. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification terminal, which is currently under construction. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow and, commencing in the first quarter of 2019, Adjusted EBITDA, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

In prior periods, the Partnership reported Cash Flow from Vessel Operations (CFVO), as a non-GAAP measure. In the first quarter of 2019, the Partnership made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, annual reporting with the SEC under Form 20-F and metrics used by certain investors. CFVO from Consolidated Vessels and Total CFVO are replaced with Consolidated Adjusted EBITDA and Total Adjusted EBITDA, respectively, for current and comparative periods.

Non-GAAP Financial Measures

Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on sale of vessels and equity-accounted investments, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, amortization of in-process contracts, adjustments for direct financing leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels, and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (4) of the Consolidated Statements of Income (Loss) for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net income adjusted for write-down of vessels, depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing leases to a cash basis, unrealized foreign currency exchange gains or losses, additional tax indemnification guarantee liability net of portion previously recognized in DCF and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-

traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	149,744	149,805	115,306

Voyage expenses	(5,775)	(6,529)	(5,801)
Vessel operating expenses(1)	(26,101)	(30,454)	(27,967)
Time-charter hire expense	(5,591)	(5,980)	—
Depreciation and amortization	(34,126)	(33,079)	(29,267)
General and administrative expenses(1)	(6,632)	(7,809)	(7,071)
Write-down of goodwill and vessels(2)	—	(790)	(18,662)
Restructuring charges(3)	(2,158)	—	(1,396)
Income from vessel operations	69,361	65,164	25,142

Equity income(4)	5,578	949	26,724
Interest expense	(42,217)	(39,551)	(24,706)
Interest income	1,078	964	914
Realized and unrealized (loss) gain on non-designated derivative instruments(5)	(6,617)	(11,540)	8,001
Foreign currency exchange loss(6)	(731)	(7,244)	(1,273)
Other income (expense)(7)	251	545	(52,582)
Net income (loss) before tax expense	26,703	9,287	(17,780)
Income tax expense	(2,578)	(42)	(779)
Net income (loss)	24,125	9,245	(18,559)

Non-controlling interest in net income (loss)	2,508	2,666	(11,665)
Preferred unitholders' interest in net income (loss)	6,425	6,425	6,425
General partner's interest in net income (loss)	304	2	(272)
Limited partners’ interest in net income (loss)	14,888	152	(13,047)
Limited partners' interest in net income (loss) per common unit:
• Basic	0.19	0.00	(0.16)
• Diluted	0.19	0.00	(0.16)
Weighted-average number of common units outstanding:
• Basic	78,598,678	79,676,541	79,637,607
• Diluted	78,680,661	79,843,339	79,637,607
Total number of common units outstanding at end of period	78,626,403	79,360,719	79,687,499

(1)
The three months ended March 31, 2018 comparative figures for vessel operating expenses and general and administrative expenses have been reclassified to conform to the presentation adopted in the current period relating to the classification of certain related party transactions which had the effect of decreasing vessel operating expenses by $0.5 million for the three months ended March 31, 2018 and an offsetting effect for general and administrative expenses in the same period. There is no impact on income from vessel operations or net loss as a result of this reclassification.

(2)
Included in the write-down of goodwill and vessels for the three months ended December 31, 2018 is an impairment charge of $0.8 million relating to the Partnership's goodwill attributable to its LPG segment. The Partnership recorded an aggregate write-down of $5.7 million for the African Spirit and European Spirit Suezmax tankers for the three months ended March 31, 2018 as the estimated fair values of these vessels had decreased at the time. In addition, the Partnership recorded a write-down of $13.0 million for the three months ended March 31, 2018 relating to the Alexander Spirit conventional tanker as a result of changes in the Partnership's expectations of the vessel's future opportunities after its current contract ends in 2019.

(3)
In January 2019 and February 2018, the Toledo Spirit and Teide Spirit, respectively, were sold and as a result of these sales, the Partnership recorded restructuring charges of $2.2 million and $1.4 million for the three months ended March 31, 2019 and March 31, 2018, respectively, relating to seafarer severance costs.

(4)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
Equity income	5,578	949	26,724
Proportionate share of unrealized loss (gain) on non-designated interest rate swaps	4,360	4,736	(8,221)
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	—	4,831	(3,259)
Proportionate share of loss on sale of vessel	—	—	257
Gain on sale of equity-accounted investment	—	—	(5,563)
Proportionate share of other items	345	181	128
Equity income adjusted for items in Appendix A	10,283	10,697	10,066

(5)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized (losses) gains on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
Realized losses relating to:
Interest rate swap agreements	(2,385)	(2,804)	(4,478)
Toledo Spirit time-charter derivative contract	—	(668)	309
	(2,385)	(3,472)	(4,169)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(4,192)	(7,637)	11,898
Interest rate swaption agreements	—	—	2
Toledo Spirit time-charter derivative contract	(40)	(431)	270
	(4,232)	(8,068)	12,170
Total realized and unrealized (losses) gains on non-designated derivative instruments	(6,617)	(11,540)	8,001

(6)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income (Loss).

Foreign currency exchange loss includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. Foreign currency exchange loss also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
Realized losses on cross currency swaps	(1,434)	(1,607)	(1,384)
Unrealized (losses) gains on cross currency swaps	(1,920)	(28,494)	22,334
Unrealized (losses) gains on revaluation of NOK bonds	(579)	21,066	(17,487)

(7) Following the termination of the capital lease arrangements for the three LNG carriers in Teekay Nakilat Corporation (the Teekay Nakilat Joint Venture), the lessor made a determination that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, during the three months ended March 31, 2018, the Teekay Nakilat Joint Venture recognized tax indemnification guarantee liability of $53.0 million for a total liability of $65.6 million (46.9 million GBP) as at March 31, 2018. During the second and third quarters of 2018, the Teekay Nakilat Joint Venture paid this liability by releasing a $7.0 million cash deposit it had made with the lessor and making a $56.0 million cash payment for the balance, which was based on the GBP/USD foreign currency exchange rates at the time the payments were made.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at March 31, 2019	As at December 31, 2018
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	122,589	149,014
Restricted cash – current	45,329	38,329
Accounts receivable	23,962	20,795
Prepaid expenses	10,937	8,076
Current portion of derivative assets	433	835
Current portion of net investments in direct financing leases	12,939	12,635
Current portion of advances to equity-accounted joint ventures	79,363	79,108
Advances to affiliates	10,146	8,229
Other current assets	1,812	2,306
Total current assets	307,510	319,327

Restricted cash – long-term	32,686	35,521
Vessels and equipment
At cost, less accumulated depreciation	1,645,351	1,657,338
Operating lease right-of-use asset(1)	19,602	—
Vessels related to finance leases, at cost, less accumulated depreciation	1,758,028	1,585,243
Advances on newbuilding contracts	—	86,942
Total vessels and equipment	3,422,981	3,329,523
Investment in and advances to equity-accounted joint ventures	1,017,088	1,037,025
Net investments in direct financing leases	558,857	562,528
Derivative assets	362	2,362
Other assets	11,508	11,432
Intangible assets – net	50,008	52,222
Goodwill	34,841	34,841
Total assets	5,435,841	5,384,781

LIABILITIES AND EQUITY
Current
Accounts payable	6,542	3,830
Accrued liabilities	73,730	74,753
Unearned revenue	24,102	30,108
Current portion of long-term debt	136,272	135,901
Current obligations related to finance leases	65,090	81,219
Current portion of operating lease liabilities(1)	12,863	—
Current portion of derivative liabilities	12,060	11,604
Advances from affiliates	14,475	14,731
Total current liabilities	345,134	352,146
Long-term debt	1,770,812	1,833,875
Long-term obligations related to finance leases	1,350,897	1,217,337
Long-term operating lease liabilities(1)	6,739	—
Other long-term liabilities	45,966	43,788
Derivative liabilities	61,164	55,038
Total liabilities	3,580,712	3,502,184
Equity
Limited partners – common units	1,493,278	1,496,107
Limited partners – preferred units	285,159	285,159
General partner	49,215	49,271
Accumulated other comprehensive (loss) income	(23,504)	2,717
Partners' equity	1,804,148	1,833,254
Non-controlling interest	50,981	49,343
Total equity	1,855,129	1,882,597
Total liabilities and total equity	5,435,841	5,384,781

(1)
Upon adoption of the new leasing accounting standard on January 1, 2019, the Partnership’s chartered-in contract for the Magellan Spirit previously accounted for as an operating lease is now treated as an operating lease right-of-use asset and an operating lease liability. This resulted in an increase in the Partnership’s assets and liabilities by $19.6 million at March 31, 2019. This adoption related to the Magellan Spirit chartered-in contract had no impact on the Partnership’s Consolidated Statements of Income (Loss).

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Three Month Ended
	March 31,	March 31,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	24,125	(18,559)
Non-cash and non-operating items:
Unrealized loss (gain) on non-designated derivative instruments	4,232	(12,170)
Depreciation and amortization	34,126	29,267
Write-down of vessels	—	18,662
Unrealized foreign currency exchange (gain) loss	(1,767)	584
Equity income, net of dividends received of $7,008 (2018 – $nil)	1,430	(26,724)
Other non-cash items	9,954	(4,245)
Change in non-cash operating assets and liabilities	(17,596)	55,355
Receipts from direct financing leases	3,025	—
Expenditures for dry docking	(4,279)	(3,162)
Net operating cash flow	53,250	39,008
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	108,551	115,515
Scheduled repayments of long-term debt	(29,476)	(25,794)
Prepayments of long-term debt	(140,787)	(147,675)
Financing issuance costs	(903)	(2,775)
Proceeds from financing related to sales and leaseback of vessels	158,680	126,273
Scheduled repayments of obligations related to finance leases	(17,664)	(13,506)
Repurchase of common units	(9,497)	—
Cash distributions paid	(17,646)	(16,917)
Dividends paid to non-controlling interest	(20)	—
Net financing cash flow	51,238	35,121
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(123,884)	(166,610)
Capital contributions and advances to equity-accounted joint ventures	(2,864)	(20,464)
Proceeds from sale of equity-accounted joint venture	—	54,438
Receipts from direct financing leases	—	2,367
Net investing cash flow	(126,748)	(130,269)

Decrease in cash, cash equivalents and restricted cash	(22,260)	(56,140)
Cash, cash equivalents and restricted cash, beginning of the period	222,864	339,435
Cash, cash equivalents and restricted cash, end of the period	200,604	283,295

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	24,125	(18,559)
Less: Net (income) loss attributable to non-controlling interests	(2,508)	11,665
Net income attributable to the partners and preferred unitholders	21,617	(6,894)
Add (subtract) specific items affecting net income:
Write-down of vessels(1)	—	18,662
Restructuring charges(2)	2,158	1,396
Unrealized foreign currency exchange gains(3)	(876)	(211)
Unrealized losses (gains) on non-designated and designated derivative instruments and other items from equity-accounted investees(4)	4,705	(16,658)
Unrealized losses (gains) on non-designated derivative instruments(5)	4,232	(12,170)
Other items(6)	1,998	52,534
Non-controlling interests’ share of items above(7)	(469)	(14,601)
Total adjustments	11,748	28,952
Adjusted net income attributable to the partners and preferred unitholders	33,365	22,058

Preferred unitholders' interest in adjusted net income	6,425	6,425
General partner's interest in adjusted net income	539	313
Limited partners’ interest in adjusted net income	26,401	15,320
Limited partners’ interest in adjusted net income per common unit, basic	0.34	0.19
Weighted-average number of common units outstanding, basic	78,598,678	79,637,607

(1)	See Note 2 to the Consolidated Statements of Income (Loss) included in this release for further details.

(2)	See Note 3 to the Consolidated Statements of Income (Loss) included in this release for further details.

(3)
Unrealized foreign currency exchange gains primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses (gains) on the cross currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 6 to the Consolidated Statements of Income (Loss) included in this release for further details.

(4)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. In addition, for the three months ended March 31, 2018, it includes the gain on sale by the Partnership of its 50 percent investment in the Excelsior Joint Venture, which owned one regasification unit; any ineffectiveness for derivative instruments designated as hedges for accounting purposes; and loss on sale of vessel within the Partnership’s equity-accounted investments. See Note 4 to the Consolidated Statements of Income (Loss) included in this release for further details.

(5)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 5 to the Consolidated Statements of Income (Loss) included in this release for further details.

(6)
Included in other items for the three months ended March 31, 2019 is loan extinguishment costs related to the Partnership's refinancing of one of its debt facilities. Included in other items for the three months ended March 31, 2018 is the additional tax indemnification guarantee liability, as described in Note 7 to the Consolidated Statements of Income (Loss) included in this release for further details.

(7)
Items affecting net income (loss) include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income (loss) listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)

Net income (loss):	24,125	(18,559)
Add:
Depreciation and amortization	34,126	29,267
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	18,748	18,726
Deferred income tax and other non-cash items	3,765	(834)
Unrealized loss (gain) on non-designated derivative instruments	4,232	(12,170)
Direct finance lease payments received in excess of revenue recognized and other adjustments	3,218	2,887
Distributions relating to equity financing of newbuildings	1,193	2,421
Additional tax indemnification guarantee liability	—	53,000
Write-down of vessels	—	18,662
Less:
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	(740)
Portion of additional tax indemnification guarantee liability previously recognized in DCF	—	(3,849)
Unrealized foreign currency exchange gain	(876)	(211)
Equity income	(5,578)	(26,724)
Distributions relating to preferred units	(6,425)	(6,425)
Estimated maintenance capital expenditures	(17,034)	(14,907)
Distributable Cash Flow before non-controlling interest	59,494	40,544
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,280)	(5,203)
Distributable Cash Flow	54,214	35,341
Amount of cash distributions attributable to the general partner	(305)	(228)
Limited partners' Distributable Cash Flow	53,909	35,113
Weighted-average number of common units outstanding	78,598,678	79,637,607
Distributable Cash Flow per limited partner common unit	0.69	0.44

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $11.0 million and $8.2 million for the three months ended March 31, 2019 and 2018, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)
Net income (loss)	24,125	(18,559)
Depreciation and amortization	34,126	29,267
Interest expense, net of interest income	41,139	23,792
Income tax expense	2,578	779
EBITDA	101,968	35,279

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange loss	731	1,273
Other (income) expense - net	(251)	52,582
Equity income	(5,578)	(26,724)
Realized and unrealized loss (gain) on derivative instruments	6,617	(8,001)
Write-down of vessels	—	18,662
Direct finance lease payments received in excess of revenue recognized and other adjustments	3,218	2,887
Amortization of in-process contracts included in voyage revenues	—	(1,263)
Realized gain on Toledo Spirit derivative contract	—	309
Consolidated adjusted EBITDA	106,705	75,004
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	51,509	42,591
Total Adjusted EBITDA	158,214	117,595

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2019
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	137,822	9,160	2,762	149,744
Voyage (expenses) recoveries	(1,238)	(4,670)	133	(5,775)
Vessel operating expenses	(20,555)	(4,352)	(1,194)	(26,101)
Time-charter hire expense	(5,591)	—	—	(5,591)
Depreciation and amortization	(31,686)	(1,921)	(519)	(34,126)
General and administrative expenses	(5,963)	(563)	(106)	(6,632)
Restructuring charges	—	—	(2,158)	(2,158)
Income (loss) from vessel operations	72,789	(2,346)	(1,082)	69,361
Depreciation and amortization	31,686	1,921	519	34,126
Direct finance lease payments received in excess of revenue recognized and other adjustments	3,218	—	—	3,218
Consolidated Adjusted EBITDA	107,693	(425)	(563)	106,705

	Three Months Ended March 31, 2018
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	101,426	3,623	10,257	115,306
Voyage expenses	(421)	(2,387)	(2,993)	(5,801)
Vessel operating expenses	(20,163)	(4,025)	(3,779)	(27,967)
Depreciation and amortization	(25,479)	(1,742)	(2,046)	(29,267)
General and administrative expenses	(5,154)	(1,133)	(784)	(7,071)
Write-down of vessels	—	—	(18,662)	(18,662)
Restructuring charges	—	—	(1,396)	(1,396)
Income (loss) from vessel operations	50,209	(5,664)	(19,403)	25,142
Depreciation and amortization	25,479	1,742	2,046	29,267
Write-down of vessels	—	—	18,662	18,662
Amortization of in-process contracts included in voyage revenues	(1,155)	—	(108)	(1,263)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,887	—	—	2,887
Realized gain on Toledo Spirit derivative contract	—	—	309	309
Consolidated Adjusted EBITDA	77,420	(3,922)	1,506	75,004

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels

	Three Months Ended
	March 31, 2019		March 31, 2018
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	170,251	72,731	140,052	61,964
Voyage expenses	(2,880)	(1,447)	(2,561)	(1,283)
Vessel operating expenses, time-charter hire expense and general and administrative expenses	(54,387)	(23,972)	(47,642)	(21,622)
Depreciation and amortization	(28,640)	(13,785)	(25,438)	(12,728)
Loss on sale of vessel	—	—	(514)	(257)
Income from vessel operations of equity-accounted vessels	84,344	33,527	63,897	26,074
Net interest expense	(53,146)	(21,278)	(33,403)	(14,644)
Income tax expense	(2,781)	(1,051)	(26)	(13)
Other items including realized and unrealized (loss) gain on derivative instruments	(16,906)	(5,620)	31,759	9,744
Gain on sale of equity-accounted investment(2)	—	—	—	5,563
Net income / equity income of equity-accounted vessels	11,511	5,578	62,227	26,724
Net income / equity income of equity-accounted LNG vessels	15,183	7,493	63,431	27,404
Net loss / equity loss of equity-accounted LPG vessels	(3,672)	(1,915)	(1,204)	(680)

Net income / equity income of equity-accounted vessels	11,511	5,578	62,227	26,724
Depreciation and amortization	28,640	13,785	25,438	12,728
Net interest expense	53,146	21,278	33,403	14,644
Income tax expense	2,781	1,051	26	13
EBITDA from equity-accounted vessels	96,078	41,692	121,094	54,109

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized loss (gain) on derivative instruments	16,906	5,620	(31,759)	(9,744)
Loss on sale of vessel	—	—	514	257
Direct finance lease payments received in excess of revenue recognized	14,689	5,133	12,519	4,488
Amortization of in-process contracts	(1,722)	(936)	(1,816)	(956)
Gain on sale of equity-accounted investment(2)	—	—	—	(5,563)
Adjusted EBITDA from equity-accounted vessels	125,951	51,509	100,552	42,591
Adjusted EBITDA from equity-accounted LNG vessels	110,902	43,986	88,072	36,351
Adjusted EBITDA from equity-accounted LPG vessels	15,049	7,523	12,480	6,240

(1)
The Partnership's equity-accounted vessels for the three months ended March 31, 2019 and 2018 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership's 50 percent ownership interest up to January 2018 in the Excelsior Joint Venture, which owns one regasification unit; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers as at March 31, 2019, compared to 22 owned and in-chartered LPG carriers, including two LPG carrier newbuildings, as at March 31, 2018; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers as at March 31, 2019 for Shell, compared to two LNG carriers and two LNG carrier newbuildings as at March 31, 2018; the Partnership’s 50 percent ownership interest in two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at March 31, 2019, compared to one ARC7 LNG carrier and five ARC7 LNG carrier newbuildings as at March 31, 2018; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

(2)	On January 31, 2018, the Partnership sold its 50 percent ownership interest in the Excelsior Joint Venture, which resulted in gain of $5.6 million for the three months ended March 31, 2018.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at March 31, 2019		As at December 31, 2018
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	419,715	169,223	388,820	164,247
Current portion of derivative assets	3,216	1,488	4,840	2,225
Other current assets	68,508	30,928	86,424	31,129
Vessels and equipment, including vessels related to finance leases and operating lease right-of-use assets	2,372,143	1,164,036	2,327,971	1,141,364
Advances on newbuilding contracts	1,287,701	504,827	1,321,284	494,486
Net investments in sales-type and direct financing leases, current and non-current	3,310,651	1,203,917	3,089,375	1,163,980
Derivative assets	1,727	864	10,660	3,977
Other non-current assets	46,661	38,137	50,625	37,690
Total assets	7,510,322	3,113,420	7,279,999	3,039,098

Current portion of long-term debt and obligations related to finance leases and operating leases	257,207	111,052	284,150	125,984
Current portion of derivative liabilities	14,351	5,008	12,695	4,420
Other current liabilities	122,102	53,525	127,266	53,874
Long-term debt and obligations related to finance leases and operating leases	4,471,572	1,770,888	4,202,745	1,680,986
Shareholders' loans, current and non-current	367,680	131,629	367,475	131,386
Derivative liabilities	107,829	42,439	61,814	23,149
Other long-term liabilities	67,220	34,057	67,793	34,552
Equity	2,102,361	964,822	2,156,061	984,747
Total liabilities and equity	7,510,322	3,113,420	7,279,999	3,039,098

Investments in equity-accounted joint ventures		964,822		984,747
Advances to equity-accounted joint ventures		131,629		131,386
Investments in and advances to equity-accounted joint ventures, current and non-current portions		1,096,451		1,116,133

(1)
The Partnership's equity-accounted vessels as at March 31, 2019 and December 31, 2018 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers as at March 31, 2019 for Shell, compared to three LNG carriers and one LNG carrier newbuilding as at December 31, 2018; the Partnership’s 50 percent ownership interest in two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at March 31, 2019; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the timing of newbuilding vessel deliveries (including expected early deliveries, where applicable) and completion of the Bahrain regasification facility, and the commencement of related contracts; the effects of future newbuilding deliveries, recent new charters and the completion of the Bahrain facility on the Partnership's Total Adjusted EBITDA, earnings and financial leverage; expectations on the Partnership's 2019 financial results; the strength of the LNG and LPG carrier market; the expected commencement date of the charter contracts for the Magellan Spirit, Arwa Spirit and Marib Spirit LNG carriers; the Partnership’s capital allocation plan and its ability to create equity value and allocate excess capital in the future; and Teekay LNG’s ability to benefit from future LNG fundamentals. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; deliveries of vessels under charter contracts and the commencement thereof; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s or the Partnership’s joint ventures’ ability to secure or draw on financings for its vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2018. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.